Exhibit 99.1
NewsRelease

TC Energy announces consideration of subordinated notes offering by TransCanada Trust

CALGARY, Alberta March 1, 2021 – News Release – TC Energy Corporation (TSX, NYSE: TRP) (TC Energy or the Company) today announced that TransCanada Trust (the Trust), a wholly-owned financing trust subsidiary of TransCanada PipeLines Limited (TCPL), is considering an offering of subordinated trust notes (Trust Notes), guaranteed on a subordinated basis by TCPL, under the Trust's short form base shelf prospectus dated February 26, 2021.

If a successful offering is completed, the Company intends to use the proceeds to redeem its issued and outstanding Cumulative Redeemable Minimum Rate Reset First Preferred Shares, Series 13 (TSX:TRP.PR.J) pursuant to their terms, and pending such redemption, to reduce short-term indebtedness as well as for general corporate purposes. There is no certainty that the Trust will ultimately complete the offering being considered or as to the timing or terms on which such an offering might be completed.

This news release does not constitute an offer to sell or the solicitation of an offer to buy the Trust Notes. The Trust Notes have not been approved or disapproved by any regulatory authority. The Trust Notes have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities law, and may not be offered or sold within the United States or to, or for the account or benefit of, United States persons.

About TC Energy

We are a vital part of everyday life — delivering the energy millions of people rely on to power their lives in a sustainable way. Thanks to a safe, reliable network of natural gas and crude oil pipelines, along with power generation and storage facilities, wherever life happens — we’re there. Guided by our core values of safety, responsibility, collaboration and integrity, our 7,500 people make a positive difference in the communities where we operate across Canada, the United States and Mexico.

TC Energy’s common shares trade on the Toronto (TSX) and New York (NYSE) stock exchanges under the symbol TRP.

FORWARD-LOOKING INFORMATION

This news release contains certain information that is forward-looking and is subject to important risks and uncertainties (such statements are usually accompanied by words such as "anticipate", "expect", "believe", "may", "will", "should", "estimate", "intend" or other similar words), including statements related to the Trust’s consideration of an offering of Trust Notes, the use of proceeds from a successful offering of Trust Notes and the use of proceeds by TCPL from a sale of TCPL Sub Notes related thereto. Forward-looking statements in this news release are intended to provide TC Energy security holders and potential investors with information regarding TC Energy and its subsidiaries, including management's assessment of TC Energy's and its subsidiaries' future plans and financial outlook. All forward-looking statements reflect TC Energy's beliefs and assumptions based on information available at the time the statements were made and as such are not guarantees of future events or performance. As actual events and results could vary significantly from the forward-looking information, you should not put undue reliance on forward-looking information and should not use future-oriented information or financial outlooks for anything other than their intended purpose. In particular, there can be no assurances that an offering of Trust Notes by the Trust will be successful. We do not update our forward-looking information due to new information or future events, unless we are required to by law. For additional information on the assumptions made, and the risks and uncertainties which could cause actual results to differ from the anticipated results, refer to the most recent Quarterly Report to Shareholders and Annual Report filed under TC Energy’s profile on SEDAR at www.sedar.com and with the U.S. Securities and Exchange Commission at www.sec.gov.

Media Enquiries:
Jaimie Harding / Hejdi Carlsen
403-920-7859 or 800-608-7859

Investor & Analyst Inquiries:
David Moneta / Hunter Mau
403-920-7911 or 800-361-6522